Filed Pursuant To Rule 433

Registration No. 333-180974

April 28, 2014

Gold Pops, More Benefit Seen From Geopolitical Events Unrelated to Ukraine

By Joe Deaux

Posted on theStreet.com

04/25/14

Gold prices jumped Friday as tensions mounted in Ukraine over Russia’s increased military drills along the border.

Gold for June delivery at the COMEX division of the New York Mercantile Exchange settled up $10.20 to $1,300.80 an ounce. The gold price traded as high as $1,305.20 and as low as $1,290.40 an ounce, while the spot price was adding $7.90, or 0.61%.

Gold ETFs in April continue to see net outflows totaling more than 24 tons.

“Underlying that trend is the continued volatility as investors assess the state of economic growth both in the U.S. and globally, and what that may mean for other assets,” David Mazza, head of ETF investment strategy at State Street Global Advisors, said in a phone interview from Boston.

Mazza said that while developments in Russia and Ukraine can impact the yellow metal, the bigger geopolitical risk may be the more than 40 elections globally. Mazza said that may create some continued instability in some areas and lead some institutional investors to flock to gold in the near-term. He adds that the recent fluctuation in prices and outflows in ETFs suggest retail investors remain tense about allocating their money following huge equity gains in 2013.

Silver prices for May delivery closed virtually unchanged at $19.69, while the U.S. dollar index was slipping 0.01% to $79.76.

Gold ETF SPDR Gold Trust (GLD) was up 0.7%, while iShares Gold Trust (IAU) was increasing 0.6%.

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